January 30, 2014

By EDGAR submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Mr. Terence O’Brien, Accounting Branch Chief

Re:     Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 12, 2013
Response dated January 10, 2014
File No. 0-22446

Dear Mr. O’Brien:

This letter is being respectfully submitted by Deckers Outdoor Corporation (the “Company”) in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q contained in the Staff letter dated January 15, 2014 (the “Letter”).

The Company’s response is preceded by a reproduction of the Staff’s comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 19

1. We note that the draft disclosure you provided in response to comment 2 in our letter dated December 17, 2013 indicates that the performance targets for cash incentive compensation were changed from EPS-based targets in 2012 to EBITDA–based targets in 2013. However, this appears to be inconsistent with disclosure in the 2013 proxy statement, which indicates that cash incentive compensation was based on achievement of an EBITDA goal for 2012. Please clarify the nature of the change in the performance targets from 2012 to 2013, and the extent to which any change is part or all of the cause for the conclusion that the performance targets are probable of being met.

The Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company inadvertently stated in its letter to the Staff dated January 10, 2014 (the “Prior Letter”) that the change in the performance targets for cash incentive compensation were changed from EPS-based targets in 2012 to EBITDA-based targets in 2013. In fact, this particular change in the performance targets for cash incentive compensation occurred in the prior year. Thus, the EPS-based targets in 2011 were changed to EBITDA-based targets in 2012. The Company apologizes for any confusion this may have caused, but would like to clarify that the disclosure in the 2013 proxy statement provides the correct performance targets for the 2012 fiscal year.

As stated in the Prior Letter, annual performance objectives and goals differ each year and are based upon many factors, including the Company’s current business stage and strategies, recent Company financial and operating performance, expected growth rates over prior year’s performance, business and general economic conditions and market and peer group analysis. In light of this assessment, in certain years the performance metrics are changed (such as the change from EPS-based targets to EBITDA-based targets from 2011 to 2012) and in other years the performance metrics remain constant and the threshold amounts are changed (such as the adjustment to the EBITDA-based targets from 2012 to 2013).

As previously stated, the increase in recognition of performance-based compensation is primarily based on the Company’s current expectation that it is probable that it will achieve at least the threshold performance level with respect to certain of the performance objectives relating to its 2013 cash incentive plan awards (the “2013 Objectives”). This expectation was based upon the Company’s assessment, as of September 30, 2013, of the 2013 Objectives in light of our forecasts as of September 30, 2013. As of September 30, 2012, it was determined that achievement of the performance objectives relating to its 2012 cash incentive plan awards (the “2012 Objectives”) at the threshold performance level was not probable. To date, the specific 2013 Objectives have not been publicly disclosed and, in accordance with the Staff guidance set forth in Instruction 4 to Item 402(b) of Regulation S-K, the Company views the 2013 Objectives as confidential information the disclosure of which would result in competitive harm to the Company. A detailed discussion of the Company’s 2013 cash and equity incentive plan awards, including the 2013 Objectives, will be included in the Compensation Discussion and Analysis section of the Company’s 2014 Definitive Proxy Statement on Schedule 14A (the “2014 Proxy Statement”).

To provide some additional context, please note that the Company’s EBITDA for the fiscal year ended December 31, 2011 was approximately $314.6 million, and the Company’s EBITDA for the fiscal year ended December 31, 2012 was approximately $229.7 million. As stated above, performance targets are based, in part, on recent Company financial and operating performance, expected growth rates over prior years’ performance, as well as general economic and business conditions. In light of this, the 2013 Objectives were based, in part, on achieving growth in the Company’s EBITDA for the fiscal year ended December 31, 2013, as compared to the actual EBITDA results for the fiscal year ended December 31, 2012. While expected growth rates over prior year performance were not reduced, the Company’s lower EBITDA for the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011 resulted in the 2013 Objectives being based, in part, on EBITDA targets that were lower than the EBITDA targets in the 2012 Objectives.

Below are the further revised disclosures the Company would have included in its third quarter of fiscal year 2013 Form 10-Q in response to the Staff comment and in light of the supplemental response above:

“Selling, General and Administrative (SG&A) Expenses. The change in SG&A expenses was primarily due to:
•increased retail costs of approximately $33,000, largely related to 37 new retail stores that were not open as of September 30, 2012 and related corporate infrastructure;
•increased recognition of performance-based compensation of approximately $10,000 as a result of our belief that the achievement of at least the threshold level of the performance objectives of certain awards is probable;
•increased expenses of approximately $7,000 for the Hoka brand which we acquired on September 27, 2012;

•increased expenses of approximately $5,000 related to the impact of foreign currency rate fluctuations; partially offset by
•decreased expense related to the fair value of the Sanuk contingent consideration liability of approximately $6,000 due primarily to increases made during the nine months ended September 30, 2012 to the brand's forecast of sales and gross profit through 2015.

Performance-Based Compensation

As noted above, the recognition of performance-based compensation increased by approximately $10,000 over the prior year period. As of September 30, 2013, as a result of our current annual forecast, we believe that the achievement of at least the threshold level of the performance objectives relating to our 2013 performance-based cash awards is probable, and we have recognized the expense accordingly. In contrast, as of September 30, 2012, we did not believe that the achievement of at least the threshold level of the performance objectives relating to our 2012 performance-based cash awards was probable and, accordingly, we did not recognize expense for those 2012 awards at that time.

At the beginning of each year, our Compensation Committee reviews our operating results from the prior fiscal year, as well as the financial and strategic plan for the next fiscal year and for subsequent years. The Committee then establishes specific annual Company financial goals and specific strategic goals for each executive. Performance-based cash compensation awards for the fiscal year ended December 31, 2012 could have been earned, and performance-based cash compensation awards for the fiscal year ended December 31, 2013 could be earned, based on our achievement of certain targets for annual earnings before interest, taxes, depreciation and amortization (EBITDA), as well as achievement of pre-determined individual financial and non-financial performance goals that are tailored to individual employees based on their role and responsibilities at the Company. The performance objectives and goals, as well as the targets, differ each year and are based upon many factors, including the Company’s current business stage and strategies, recent Company financial and operating performance, expected growth rates over prior year’s performance, business and general economic conditions and market and peer group analysis. For example, in evaluating targets for the 2012 fiscal year, our Compensation Committee reviewed, among other things, our EBITDA for the fiscal year ended December 31, 2011, which was approximately $314.6 million, and, in evaluating targets for the 2013 fiscal year, our Compensation Committee reviewed, among other things, our EBITDA for the fiscal year ended December 31, 2012, which was approximately $229.7 million. Performance objectives for the 2013 fiscal year were based, in part, upon the expected achievement of growth in the Company’s EBITDA for the fiscal year ended December 31, 2013 as compared to the Company’s EBITDA for the fiscal year ended December 31, 2012. While expected growth rates over prior year performance were not reduced, the Company’s lower EBITDA for the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011 resulted in 2013 EBITDA targets that were lower than the 2012 EBITDA targets. The lower EBITDA targets are a factor contributing to our determination that it is probable that we will achieve at least the threshold level of the 2013 performance objectives.

In accordance with applicable accounting guidance, we recognize performance-based compensation expenses when it is deemed probable that the applicable performance-based goal will be met. We evaluate the probability of achieving performance-based goals on a quarterly basis. Our assessment of the probability of achieving specified goals can fluctuate from quarter to quarter as we assess our projected achievement as compared to specified performance targets. As a result, the compensation expense we recognize may also fluctuate from period to period.”

2. We note your response to comment 2 in our letter dated December 17, 2013. Please note that when you prepare your CD&A for your 2014 proxy statement, you should include a fulsome discussion of the 2013 targets underlying incentive compensation for each named executive officer. This should include disclosure of the targets themselves, as achievement of the targets appears to be a material factor in determining the incentive compensation earned, as well as a discussion about factors the Compensation Committee considered in changing the 2012 targets to the 2013 targets, as described in your response. Note that in some situations, it may be necessary to discuss prior years in order to give context to the disclosure provided, as noted in Instruction 2 to Item 402(b) of Regulation S-K. If, for example, the difficulty of achieving the performance targets in 2012 was a reason why the Committee changed the nature of the performance targets for 2013 (so as to increase the likelihood that targets would be met and incentive compensation would be earned in 2013), you should discuss this in your CD&A.

The Company’s Response:

In response to the Staff’s comment, the Company will ensure that the CD&A in our 2014 Proxy Statement will include a fulsome discussion of the 2013 targets underlying incentive compensation for each named executive officer, including disclosure of the targets themselves. The Company will also ensure that the CD&A in our 2014 Proxy Statement will include a discussion of the factors the Compensation Committee considered in determining the 2013 targets.

3. Please be aware that your CD&A should cover actions regarding executive compensation that were taken after the end of the fiscal year. For example, if after the end of 2013, the Compensation Committee were to adopt or implement new or modified policies underlying incentive compensation that can be earned in 2014, and an understanding of this would provide context for, and a fair understanding of, incentive compensation earned in 2013, this should be disclosed in CD&A. Please see Instruction 2 to Item 402(b) of Regulation S-K.

The Company’s Response:

In response to the Staff’s comment, the Company will ensure that the CD&A in future Proxy Statements will cover actions regarding executive compensation that are taken after the end of the fiscal year.

* * * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance. You may contact me or David Lafitte, General Counsel, at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

cc:	David Lafitte
General Counsel
Deckers Outdoor Corporation